Exhibit 99.1

Polyrizon Reports Promising Results Demonstrating Successful Internasal Delivery of its Innovative Hydrogel Formulation for CNS Therapeutics

Ra’anana, Israel, June 11, 2025 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (the “Company” or “Polyrizon”), a biotechnology company developing intranasal drug delivery systems, today announced encouraging preclinical results from a recent study evaluating its proprietary hydrogel-based Trap & Target (T&T) platform. The study, conducted in collaboration with the University of Parma (Italy), demonstrated that Polyrizon’s hydrogel formulation achieves targeted deposition in the upper regions of the nasal cavity—critical for central nervous system (CNS) drug delivery.

The promising results are part of a collaborative study between the Company and the Department of Food and Drug of the University of Parma (Italy), led and conducted by Professor Fabio Sonvico, a leading expert in the development of intranasal and pulmonary drug delivery solutions and a member of the Company’s Scientific Advisory Board.

Using a silicone-based human nasal cast and fluorescein-traced imaging, the Polyrizon hydrogel formulation was shown to exhibit a preferential accumulation of over 60% in the middle and upper turbinates, the region’s most favorable for nose-to-brain transport. This region-specific delivery has the potential to be particularly promising for CNS indications, such as opioid overdose (e.g., naloxone) and benzodiazepine for epileptic seizures, where rapid and direct access to the brain can be lifesaving.

“The results validate the unique capabilities of our T&T technology in achieving localized deposition in anatomically favorable zones of the nasal cavity,” said Tomer Izraeli, CEO at Polyrizon. “We believe that this has the potential to open a strategic path forward for leveraging our intranasal platform in the development of therapies for acute neurological and psychiatric conditions.”

Polyrizon’s hydrogel demonstrated consistent, concentrated delivery to the upper nasal segments while maintaining favorable handling characteristics. These findings support the continued preclinical development of the T&T platform for CNS-targeted applications.

Polyrizon intends to further validate these results in animal models and initiate safety studies as part of its translational roadmap for the T&T technology.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its belief that its Trap and Target™ (T&T) platform has the potential to opens a strategic path forward for leveraging its intranasal platform in the development of therapies for acute neurological and psychiatric conditions, the continued preclinical development of the T&T platform for CNS-targeted applications and its intention to further validate these results in animal models and initiate safety studies as part of its translational roadmap for the T&T technology. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 11, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty

Investor Relations

IR@polyrizon-biotech.com